SEC 1745 (02-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13G	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Featherlite, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

313054 10 8

(CUSIP Number)

December 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[ X ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 313054 10 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Eric P. Clement

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 434,500 (includes 34,500 shares which may be purchased upon exercise of options.)

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 434,500 (includes 34,500 shares which may be purchased upon exercise of options.)

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 434,500 (includes 34,500 shares which may be purchased upon exercise of options.)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 6.6%

12.	Type of Reporting Person (See Instructions) IN

Answer every item.  If an item is inapplicable or the answer is in the negative, so state.

Item 1.
	(a)	Name of Issuer Featherlite, Inc.
	(b)	Address of Issuer's Principal Executive Offices Highways 63 & 9 P.O. Box 320 Cresco, IA 52136

Item 2.
	(a)	Name of Person Filing See Cover Page Item 1
	(b)	Address of Principal Business Office or, if none, Residence Highways 63 & 9 P.O. Box 320 Cresco, IA 52136
	(c)	Citizenship See Cover Page Item 4
	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number See Cover Page

Item 3.	Statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c):
Not applicable

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
See Cover Page Items 5 through 11
	(a)	Amount beneficially owned:
	(b)	Percent of class:
	(c)	Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote
(ii) Shared power to vote or to direct the vote
(iii) Sole power to dispose or to direct the disposition of
(iv) Shared power to dispose or to direct the disposition of

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [     ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable

Item 8.	Identification and Classification of Members of the Group
Not applicable

Item 9.	Notice of Dissolution of Group
Not applicable

Item 10.	Certification
Not applicable

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct as of December 31, 2002.

February 7, 2003
Date
/s/ Eric P. Clement
Signature
Eric P. Clement
Name/Title